 Global Cosmetics Inc.

Pavilion, 96 Kensington High Street, London, W8 4SG

Via EDGAR

January 10, 2017

Securities and Exchange Commission

Washington, DC 20548

Attention: Pam Long

Re:	Global Cosmetics Inc.
Registration Statement on Form S-1
Filed May 2, 2016
File No. 333-211050

Dear Ms. Long:

On January 10, 2017, Global Cosmetics Inc. (the “Company”) filed Amendment No. 4 (the “Amendment”) to the Company’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the “Commission”) on May 2, 2016, (collectively, the “Registration Statement”).

The Amendment has been prepared in response to the comments of the staff (the “Staff”) delivered by way of it letter dated November 15, 2016 (the “Comment Letter”). Set forth below are the Company’s responses to the Staff’s comments, numbered in a manner to correspond to the order which the staff’s comments were delivered. For your convenience, we have included the original comments from the Comment Letter in their entirety:

Because we have two persons as our officers and directors…., page 11

1. Please explain your reference to a “sole officer and director.” Please revise as necessary.

Company Response: The Amendment has been revised to address this comment.

Financial Statements, page 31

2. Please note the updating requirements in Rule 8-08 of Regulation S-X as applicable.

Company Response: The Amendment has been revised to address this comment.

Sincerely,

Global Cosmetics Inc.

/s/ Benjamin Ridding
By:	Benjamin Ridding
Chief Executive Officer